

January 30, 2009

Mr. Raymond Li
Chief Financial Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

> **Re:** **China-Biotics, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2008**
> **Filed July 10, 2008**
> **File No. 333-110733**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Filed August 14, 2008**
> **File No. 001-34123**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2008

Cover Page

1.   Explain to us why you believe that Form 10-KSB was the appropriate form on which to file your annual report. If you conclude that Form 10-K is instead the appropriate form, you will need to, among other things, include all the additional disclosure that Regulation S-K would require. For example, we note that you refer at page 11 to two customers that each accounted for more than 10% of your sales revenue, which Form 10-K would require you to identify. In that regard, see Item 101(c)(1)(vii) of Regulation S-K.

Part I, page 1

2.   We note your statements here and on page 25 urging readers to carefully consider and review "the information provided under the caption 'Risk Factors.'" As you do not include a "Risk Factors" caption in your filing, refer instead to the sections containing your risk factor discussion, for example the discussion beginning on page 17.

Competition, page 12

3.   We note your disclosure that you compete with at least ten microecologics producing companies in China in addition to large, overseas producers. However, your tables only include two competitors, and the competitors are not the same across all tables, which makes it difficult to determine the quality of your products as compared with those of your competitors. Regardless of whether you retain tabular disclosure, provide a more complete comparison to the extent you retain assertions regarding the purportedly more favorable characteristics of your products and operations. Also, further clarify your use of the terms "Not recommended" and "Below standard," providing enhanced definitions and making clear that no governmental or other authority specifically considered or rated the products you cite, if accurate.

Risks Related to Our Business, page 17

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively, page 22

4.   We note your disclosure that "[t]here are significant restrictions on convertibility of the Renminbi for current account transactions, including primarily the restriction that foreign invested enterprises may only buy, sell, or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business." We further note that your sole

> operating subsidiaries and all of your assets are located in the People's Republic of China. Please provide parent-only condensed financial statements.

"Shares of our common stock which are eligible," page 22

5.	Revise to eliminate the reference to shares "(covered by this prospectus)," as this is an annual report. Ensure that your disclosure is carefully tailored to the filing.

Management's Discussion and Analysis or Plan of Operation, page 25

Net Sales, page 29

6.	We note your statement that "[n]et sales in [y]our financial statements are stated at invoiced value less sales tax." Based on the sales discounts you identify in a separate line item for the fiscal year ended March 31, 2008, totaling $1,171,096, it appears you need to update the disclosure surrounding the nature of your net sales.

Recent Accounting Pronouncements, page 33

7.	Please review the applicable effective dates as they apply to your fiscal year end of March 31 and modify your disclosure indicating the date in which you must adopt the standard, as appropriate. In this regard, we note you state that FAS 161 will be "effective for the Company's fiscal quarter that begins on February 1, 2009" and that FAS 160 will be effective for the Company's fiscal year that begins on November 1, 2009." We note similar discrepancies in your footnotes beginning on page 47.

8.	Furthermore, we note your statement that you "are currently evaluating the impact of the provisions of FAS 157." Please note that FAS 157, except as provided in subparagraphs 36(a) and 36(b), was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Therefore, it appears necessary for you to modify this disclosure and to provide the disclosures required by paragraphs 32 through 35 of FAS 157 in your financial statement footnotes, as applicable.

Consolidated Statements of Cash Flow, page 40

9.	Please explain to us in necessary detail the nature of the reconciling line item titled "Income tax paid" totaling $(2,373,846) and $(2,969,765) as of March 31, 2007 and 2008. Refer to paragraph 29 of FAS 95, which states that "if the indirect method is used, amounts of interest paid (net of amounts capitalized) and income taxes paid during the period shall be provided in related disclosures." Refer also to paragraph 23(c) of FAS 95.

(t) Earnings per Share, page 47

10.   It appears you have not completed the following sentence: "Basic earnings per share is computed in accordance with SFAS No.128, 'Earnings Per Share', by dividing net earnings." Please expand this statement as appropriate or otherwise advise.

Note 9. Property, Plant, and Equipment and Land Use Right, page 52

11.   We note the land use right balance as of March 31, 2008, totaling $1,777,860. Please tell us how the amount you recorded relates to your disclosure on page 16 that you "have since paid the $2,100,820 leasing fee and are waiting for the formal land use right certificate to be issued."

Note 10. Tax Payables, page 53

12.   Please expand your disclosure under this heading to explain in necessary detail the nature of each of the line items shown.

Note 17. Income Taxes, page 56

13.   Please explain to us and expand your disclosure to address why you have '(Loss)/income in the United States before income taxes' given your statement on page 17 that "[o]ur principal operations are in China and all of our sales during fiscal years 2007 and 2008 arose in China."

14.   We note your statement on page 57 that "As of March 31, 2007 and 2008, the Group had no deferred tax assets and liabilities." Based on this disclosure, please explain why you report a valuation allowance in the table presenting the principal reconciling items from income tax computed at the statutory rates and at the effective income tax rates. We note your statement that the "valuation allowance was primarily the result of the tax losses carry forwards that management believes may not be fully utilizable because of the uncertainty regarding the tax deductibility of expenses incurred by certain subsidiaries of the Company." Note that FAS 109 defines a valuation allowance as the "portion of a deferred tax asset for which it is more likely than not that a tax benefit will not be realized."

15.   We also note from your disclosure under this heading that certain of your subsidiaries are covered by a tax holiday. Please modify your disclosure with respect to this tax holiday to address the disclosure requirements of SAB Topic 11C to i) disclose the aggregate dollar and per share effects of the tax holiday and ii) briefly describe the factual circumstances including the date on which the

special tax status will terminate; or otherwise advise how your disclosure complies with this guidance.

16.   Furthermore, please confirm, if true, that the "Tax concession" line in the table on page 57 relates to the tax holiday you address in your disclosure or otherwise advise.

17.   Please explain your basis for recording the tax surcharge at 0.5% per day on accrued taxes. In this regard, we note from your disclosure that the tax surcharge could be calculated at 0.5 times to five times the amount of taxes payable.

18.   We note you took a position for all years prior to 2005 that your Group's operations were exempted from income taxes and value added taxes because you believed these operations were recognized by the local government as an advanced technology enterprise. We further note that as a result of this position, "No provision for the potential tax penalties has been made in the Group's financial statements as management believes that the probability of penalties being assessed is low because the Group has timely paid all taxes due and has informed the Chinese tax authorities of the matter." Based on this disclosure, please tell us in necessary detail how you have applied the guidance in FIN 48 for this tax position, which was applicable to your entity during the 2008 fiscal year. Please address the more-likely-than-not recognition thresholds you used in your determination. We note your subsequent disclosure on page 25 in your Form 10-Q for the fiscal quarter ended September 30, 2008.

Evaluation of Disclosure Controls and Procedures, page 61

Management's Annual Report on Internal Control over Financial Reporting

19.   We note your statement that "[t]he Company's personnel did not possess the requisite knowledge in the application of derivative accounting in accordance with Financial Accounting Standard 133-Accounting for Derivative Instruments and Hedging Activities. Management concluded that an outside expert is required to conduct the assessment with respect to the derivative accounting as at March 31, 2008. Based on this evaluation, management concluded that the Company should engage an independent expert in relation to this issue in fiscal year 2009." Please tell us and expand your disclosure to explain when this weakness was identified and to explain whether or not your reference to the requisite knowledge of your personnel had an impact on your evaluation of internal control over financial reporting as of March 31, 2008 or otherwise explain the reason for your inclusion of this disclosure under this heading. Also, to the extent applicable, discuss the steps you have taken and the timeframe within which you expect to address the identified weakness.

Changes in Internal Controls over Financial Reporting, page 62

20.   We note your statement that "[t]here have been no significant changes in the
        Company's internal control over financial reporting during the Company's most
        recent fiscal quarter that has materially affected, or is reasonably likely to affect,
        the Company's internal control over financial reporting." Please note Item 308(c)
        of Regulation S-B requires that you disclose <u>any</u> change in your internal control
        over financial reporting identified in connection with the evaluation required by
        paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the
        fourth fiscal quarter that has "materially affected, or is reasonably likely to
        materially affect, the small business issuer's internal control over financial
        reporting." <u>See</u> <u>also</u> Regulation S-B, paragraph 4(d) of Exhibit 31.

Security Ownership of Certain Beneficial Owners, page 64

21.   Combine the shareholdings of Mr. Song and Ms. Yan Li in the table, and make
        corresponding revisions throughout the document to the percentage you show as
        beneficially held by Mr. Song. A person is regarded as the beneficial owner of
        securities held in the name of his or her spouse and their minor children. <u>See</u>
        Securities Act Release No. 33-4819. Also, include an appropriate explanation as
        to why they are both shown as holding the same shares.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

General

22.   To the extent you make changes in your Form 10-KSB in response to the
        comments above, please make conforming changes to your Forms 10-Q, as
        applicable.

23.   Please explain to us why you believe you qualify as a "smaller reporting
        company" under Exchange Act Rule 12b-2, as you indicate on the cover page of
        both this quarterly report as well as the quarterly report for the fiscal quarter
        ended June 30, 2008. Similarly, explain why you believe you are not an
        "accelerated filer" subject to the shortened filing deadlines that accompany that
        status.

24.   You indicate at Note 10 of this quarterly report, as well as in the quarterly report
        for the fiscal quarter ended June 30, 2008, that your leases for office space,
        warehouse facilities, and retail shops expire "at various dates through 2007 and
        2008." It appears that this disclosure, and parallel disclosure in the Form 10-
        KSB, was stale when filed. It also is unclear whether disclosure regarding your
        new plant, scheduled to begin production in the fourth calendar quarter of 2008,
        was still on schedule at the end of each corresponding fiscal quarter. Please

> revise to provide disclosure that is accurate in each case as of the applicable reporting period.

Unaudited Condensed Consolidated Statements of Cash Flow, page 6

25.   We note you include interest paid of $556,164 as a financing activity for the six months ended September 30, 2008. Please note that paragraph 23(d) of FAS 95 requires that cash payments to lenders and other creditors for interest be classified as an operating activity. Please modify your presentation accordingly or otherwise advise how your presentation complies with FAS 95.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Reconciliation of Non-GAAP Net Income, page 20

26.   We note the table you provide under this heading. Please include the disclosures required by Item 10(e) of Regulation S-K for your non-GAAP measure presentation.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director